Exhibit 99.25

Torex Gold to Acquire Prime Mining

Combination creates a leading diversified Americas-focused precious metals company

(All amounts expressed in Canadian dollars unless otherwise stated)

Toronto, Ontario-(Newsfile Corp. - July 28, 2025) - Torex Gold Resources Inc. (“Torex”, the “Company”) (TSX: TXG) (OTCQX: TORXF) and Prime Mining Corp. (“Prime Mining”) (TSX: PRYM) (OTCQX: PRMNF) (Frankfurt: O4V3) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) whereby Torex will acquire all of the issued and outstanding common shares of Prime Mining (the “Prime Mining Shares”) pursuant to a plan of arrangement (the “Transaction”).

The Transaction will result in Torex owning a 100% interest in Prime Mining’s multi-million ounce Los Reyes gold-silver project (“Los Reyes” or the “Los Reyes Project”). The Los Reyes Project is located in Mexico, a jurisdiction in which Torex has successfully worked since 2010 and built unrivalled local expertise in terms of operational excellence, project development, project permitting, community relations, and stakeholder engagement. The Los Reyes Project is a highly prospective, advanced exploration/development-stage asset hosting a combined underground and open-pit mineral resource of approximately 1.5 million ounces (“Moz”) gold and 54.0 Moz silver in the Indicated category and 538 thousand ounces (“koz”) gold and 21.6 Moz silver in the Inferred category.(1)

Pursuant to the terms of the Arrangement Agreement, Prime Mining shareholders will receive 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining Share held (the “Exchange Ratio” or the “Consideration”), implying a 32.4% premium to the 30-day volume-weighted average price (“VWAP”) of the Prime Mining Shares based on the 30-day VWAP of the Torex Shares for the period ended July 25, 2025 and an 18.5% premium to the closing price of the Prime Mining Shares on the Toronto Stock Exchange (“TSX”) on July 25, 2025. The Exchange Ratio represents a price of $2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025 and implies an equity value for Prime Mining of approximately $449 million (US$327 million).

Upon completion of the Transaction, Torex will issue approximately 10.5 million Torex Shares to Prime Mining shareholders and existing Prime Mining shareholders will own approximately 10.7% of Torex.

STRONG STRATEGIC RATIONALE AND BENEFITS FOR TOREX SHAREHOLDERS

•	Creates a high-quality diversified gold, silver, and copper producer

•	Diversifies Torex’s asset base by adding a high-quality advanced exploration/development-stage asset in Mexico

•	Significantly enhances Torex’s medium and long-term growth potential, particularly when considered alongside Torex’s recently announced acquisition of Reyna Silver

•	Leverages Torex’s existing Mexican expertise and project execution team to advance Los Reyes through development and production

•	Opportunity for value creation through continued exploration and development of Los Reyes

•	Los Reyes boasts a sizeable gold and silver mineral resource, materially increasing Torex’s resource base

•	Increases Torex’s Measured and Indicated Resources by 32% to 6.2 Moz of gold and Inferred Resources by 44% to 1.8 Moz of gold(1,2)

•

Further diversifies Torex’s existing gold and copper commodity mix via material silver exposure, with Los Reyes adding 54.0 Moz of silver in the Indicated category and 21.6 Moz of silver in the Inferred category(1)

•	Substantial exploration upside at Los Reyes Project’s large, underexplored land package

•	Exploration growth pipeline supported by three main high-grade discoveries in Z-T, Guadalupe East, and Central

•	Significant exploration upside as the primary zones of mineralization remain open along strike and dip, along with several generative targets outside of the main resource areas

•

Los Reyes has a long mining history dating back to the 1700’s with estimated historical production of approximately 1 Moz gold and 60 Moz silver at average grades exceeding 10 grams per tonne (“g/t” or “gpt”) gold and 500 g/t silver

•	Leverage Torex’s proven technical capabilities, in-country expertise, and strong financial position to advance Los Reyes

•	Ability to maximize the value of Los Reyes by leveraging Torex’s expertise and established track record of exploration, community engagement, project development, and operating success in Mexico

•	Utilize Torex’s strong balance sheet and significant expected free cash flow to fund Los Reyes through to production while remaining free cash flow positive

•	Enhanced capital markets appeal

•	Further broadens shareholder base and adds a key shareholder in Pierre Lassonde, who has an unparalleled track record of execution and creating shareholder value

AN ATTRACTIVE TRANSACTION FOR PRIME MINING SHAREHOLDERS

•	Immediate and significant premium to Prime Mining shareholders

•

Consideration represents an attractive premium to historical market prices of Prime Mining Shares. At the Exchange Ratio, the Consideration represents a 32.4% premium to the 30-day VWAP of the Prime Mining Shares based on the 30-day VWAP of the Torex Shares for the period ended July 25, 2025 and an 18.5% premium to the closing price of the Prime Mining Shares on the TSX on July 25, 2025

•	Participation in an established, high-quality, gold/copper producer with substantial growth potential

•	All-share consideration provides Prime Mining shareholders the opportunity to continue to participate in the future upside potential of Los Reyes through their meaningful 10.7% ownership in Torex

•

Prime Mining shareholders will benefit from exposure to Torex’s free cash flowing Morelos Complex, which boasts the producing El Limón Guajes and Media Luna mines along with the EPO development stage project. The Morelos Complex was the largest gold producer in Mexico in 2024, producing more than 450 koz of gold with a current mine life of over 10 years

•

Enhanced exploration upside through Torex’s highly prospective Morelos Property in addition to a suite of highly prospective early-stage exploration projects through the proposed all-cash acquisition of Reyna Silver Corp. (“Reyna Silver”), which Torex announced on June 23, 2025 and is scheduled to be considered by Reyna Silver’s securityholders on August 11, 2025

•	De-risks development of Los Reyes by leveraging Torex’s Mexican expertise and strong technical capabilities

•

Torex brings deep and recent expertise in discovering, permitting, building, and operating mines in Mexico. Torex completed the construction of the ~US$800 million El Limón Guajes mine in 2015 and commenced commercial production in April 2016. More recently, Torex completed the ~US$1.0 billion (“bln”) Media Luna mine and commenced commercial production in May 2025. Torex delivered both projects largely on schedule with minimal deviations from their original budgets. Torex has an experienced Mexican permitting and project/construction team ready and available to advance Los Reyes

•	Significantly enhanced financial strength

•

The Transaction provides Prime Mining’s shareholders access to Torex’s strong balance sheet, liquidity, and growing significant free cash flows from Media Luna. These strong financial resources support the advancement of Los Reyes and eliminate financing and dilution risks to bring the project into production

•	Enhanced Capital Markets Profile

•	Torex has a market capitalization of ~US$2.7 billion, enabling Prime Mining shareholders to benefit from increased market presence, analyst coverage, investor demand, and trading liquidity

CEO AND SHAREHOLDER COMMENTARY

Jody Kuzenko, President and Chief Executive Officer of Torex, stated:

“The Los Reyes Project represents a unique opportunity for the Torex team to develop a high-quality asset with the potential for a high margin, low capital, and long-life operation in a jurisdiction that we know very well. The acquisition of Prime Mining, and the previously announced all-cash acquisition of Reyna Silver, support our strategy to systematically build a diversified, Americas-focused precious metals producer with a portfolio of producing, development, and exploration stage assets.

“Our extensive due diligence reinforced the scarcity of an asset of this quality, and we look forward to demonstrating the significant value we see in this exciting project. Los Reyes has multiple high-potential mineralized zones which remain open along strike and at depth, and we are confident that the project has strong untapped upside with numerous avenues for growth.

“Over the last 15 years, the Torex team has demonstrated the technical and in-country expertise to successfully advance projects from exploration through to development and production in Mexico, delivering considerable value to our shareholders. We will leverage these competencies, along with our significant expected free cash flow from the now completed Media Luna Project, to unlock and maximize the value of Los Reyes through development and production. We look forward to building strong relationships with the local communities in Cosalá, and we will work with them to ensure that the project delivers meaningful and sustainable benefits, just as we have and continue to do at Morelos.”

Scott Hicks, Chief Executive Officer and Director of Prime Mining, added:

“The addition of Prime Mining’s high-quality Los Reyes Project to the Torex pipeline as its next development asset presents both Prime Mining and Torex shareholders with substantial value enhancement through this share-based acquisition. In addition to gaining exposure to Torex’s free-cash flowing Morelos Complex, Prime Mining shareholders can continue to realize significant value creation as Los Reyes is developed with the benefit of Torex’s operational and development experience in Mexico. Both companies are aligned in their community and employee-focused values, approach to environmental stewardship and commitment to ensuring that all stakeholders will benefit through this combination. Prime looks forward to working with Torex through the transitionary period.

“Our Board, Management, and key shareholders view this opportunity as a great way to de-risk and unlock the full exploration and project potential that we collectively see in Los Reyes through our meaningful pro-forma ownership in Torex. I would like to take this opportunity to thank the Prime Mining team, Board of Directors, and our other stakeholders for all their outstanding contributions in getting Prime Mining to this exciting stage.”

Pierre Lassonde, commented:

“I am truly excited to be a part of this business combination. Jody and her team are, like us, proven creators of shareholder value. The Morelos Complex is a world class asset that, combined with our high-grade Los Reyes gold-silver deposit, will deliver outsized shareholder returns. I would like to thank Scott, Murray, and the team at Prime Mining for advancing the high-grade, gold-silver system at Los Reyes, and I look forward to working with Jody, Rick, and the team at Torex as we aim to do our part in building a new high-margin, intermediate gold producer.”

TRANSACTION SUMMARY

The Transaction will be completed pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The Transaction will require approval of at least: (i) 66 2/3% of the votes cast by the shareholders of Prime Mining; (ii) 66 2/3% of the votes cast by the shareholders of Prime Mining and the holders of options (“Options”), restricted share units (“RSUs”), deferred share units (“DSUs”), and warrants (“Warrants”), voting together as a single class; and (iii) a simple majority of the votes cast by the shareholders of Prime Mining, excluding those votes attached to Prime Mining Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), at a special meeting of Prime Mining securityholders expected to be held in September 2025. The Transaction does not require a vote of Torex shareholders.

Pierre Lassonde as well as the directors and senior officers of Prime Mining, who collectively own 23% of the Prime Mining Shares, have entered into voting support agreements, pursuant to which, subject to the terms and conditions set forth therein, they will vote their securities held, as applicable, in favour of the Transaction.

In addition to securityholder and court approvals, the Transaction is subject to applicable regulatory approvals (including approvals of the TSX and clearance under Mexican antitrust laws) and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, a termination fee payable in an amount of US$12.5 million is payable to Torex by Prime Mining in certain circumstances if the Transaction is not completed.

Pursuant to the Arrangement Agreement, all outstanding Prime Mining RSUs and DSUs which remain outstanding at the effective time of the Transaction will be deemed to be exercised or settled, for their in-the-money value net of withholding taxes, as applicable, under the arrangement for Prime Mining Shares, which will be exchanged for Torex Shares based on the Exchange Ratio. Outstanding Options will be adjusted to, among other things, be exercisable for Torex Shares, and outstanding Warrants will be adjusted in accordance with their terms.

Subject to the satisfaction of customary closing conditions, including the parties obtaining the requisite regulatory approvals, the Transaction is expected to close in H2 2025, subject to the timing of clearance under Mexican antitrust laws. The Prime Mining Shares are expected to be delisted from the TSX promptly after closing of the Transaction.

Full details of the Transaction will be included in the meeting materials to be prepared by Prime Mining in connection with the special meeting of securityholders, which are expected to be mailed to such securityholders in September 2025.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued pursuant to the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

BOARD OF DIRECTORS’ AND SPECIAL COMMITTEE RECOMMENDATIONS

The Arrangement Agreement has been unanimously approved by the Board of Directors of Torex (the “Torex Board”), with Rick Howes not participating in deliberations of the Torex Board or voting on the Transaction given his role as CEO of Gold Candle Ltd., which has major shareholders in common with Prime Mining. Additionally, the Torex Board received a fairness opinion from CIBC World Markets Inc., which states that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable by Torex pursuant to the Arrangement Agreement, is fair, from a financial point of view, to Torex.

The Board of Directors of Prime Mining (the “Prime Mining Board”) appointed a special committee of independent directors (the “Special Committee”) to, among other things, consider and make a recommendation to the Prime Mining Board with respect to the Transaction. After consultation with its financial and legal advisors, and on the unanimous recommendation of the Special Committee, the Prime Mining Board unanimously determined that the Transaction is in the best interests of Prime Mining and approved the Arrangement Agreement. Accordingly, the Prime Mining Board and the Special Committee recommend that Prime Mining securityholders vote in favour of the Transaction.

The Prime Mining Board and the Special Committee received a fairness opinion from BMO Nesbitt Burns Inc., which states that as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and scope of review set forth therein, the Consideration to be received by Prime Mining shareholders (other than those Prime Mining shareholders whose votes are required to be excluded from the vote pursuant to Section 8.1(2) of MI 61-101), pursuant to the Transaction, is fair, from a financial point of view, to such Prime Mining shareholders.

ADVISORS AND COUNSEL

CIBC World Markets Inc. is acting as exclusive financial advisor to Torex. Cassels Brock & Blackwell LLP is acting as Torex’s legal advisor.

Trinity Advisors Corporation is acting as financial advisor to Prime Mining and its Board of Directors, and BMO Nesbitt Burns Inc. provided a fairness opinion to the Special Committee and the Prime Mining Board. Blake, Cassels & Graydon LLP is acting as Prime Mining’s legal advisor.

CONFERENCE CALL AND WEBCAST

Senior management from Torex and Prime Mining will host a conference call and webcast on Monday, July 28, 2025 at 8:00 AM (ET) for members of the investment community to discuss the Transaction.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914

Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will also be archived on the Company’s website.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

ABOUT PRIME MINING CORP.

Prime Mining is managed by an ideal mix of successful mining executives, strong capital markets personnel, and experienced local operators all focused on unlocking the full potential of Los Reyes. Prime Mining has a well-planned capital structure with a strong management team and insider ownership. Prime Mining is targeting a material resource expansion at Los Reyes through a combination of new generative area discoveries and growth, while also building on technical de-risking activities to support eventual project development.

FOR FURTHER INFORMATION, PLEASE CONTACT:

PRIME MINING CORP.

Scott Hicks

Chief Executive Officer and Director

Indi Gopinathan

Vice President, Capital Markets & Business Development

Tel: (604) 238-1659

info@primeminingcorp.ca

TECHNICAL INFORMATION

(1) Prime Mining’s current mineral resource estimate is comprised of 49.0 million tonnes Indicated Resources (1,491,000 ounces contained Au at 0.95 g/t and 54.00 million ounces contained Ag at 34.2 g/t) and an additional 17.2 million tonnes (538,000 ounces contained Au at 0.97 g/t and 21.56 million ounces contained Ag at 39.0 g/t) of Inferred material and has an effective date of October 15, 2024. Additional information is available in Prime Mining’s technical report (the “Prime Mining Technical Report”) entitled “The Los Reyes Project, México” with report date November 27, 2024 and effective date October 15, 2024, and amended report date of June 27, 2025 on SEDAR+ at www.sedarplus.ca.

(2) The mineral resource estimate for Torex’s Morelos Complex can be found in the table below. Additional information is available in Torex’s technical report (the “Torex Technical Report”) entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022, which was filed on March 31, 2022, and in Torex’s annual information form dated March 21, 2025, each filed on SEDAR+ at www.sedarplus.ca.

Mineral Resource Estimate - Morelos Complex (December 31, 2024)

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Measured	2,994	3.95	40.0	1.30	380	3,855	86	6.55	630
Indicated	26,120	2.83	30.2	1.05	2,374	25,385	603	4.90	4,114
Measured & Indicated	29,114	2.94	31.2	1.07	2,754	29,240	689	5.07	4,744
Inferred	7,675	2.38	22.8	0.90	587	5,632	152	4.12	1,017
ELG Underground
Measured	3,164	5.04	7.4	0.27	512	751	19	5.56	566
Indicated	5,287	4.42	8.9	0.28	752	1,521	33	4.99	848
Measured & Indicated	8,451	4.65	8.4	0.28	1,264	2,272	51	5.20	1,414
Inferred	1,961	3.86	7.8	0.21	243	490	9	4.30	271
EPO Underground
Measured	—	—	—	—	—	—	—	—	—
Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Measured & Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Inferred	6,883	1.76	39.3	1.24	390	8,690	188	4.31	954
ELG Open Pit
Measured	189	3.89	7.0	0.20	24	43	1	3.97	24
Indicated	865	2.46	9.0	0.43	69	251	8	2.62	73
Measured & Indicated	1,054	2.72	8.7	0.38	92	294	9	2.86	97
Inferred	6	3.56	5.9	0.24	1	1	0	3.65	1
Total Morelos Complex
Measured	6,347	4.49	22.8	0.75	916	4,649	105	5.98	1,220
Indicated	39,332	3.00	27.1	0.97	3,798	34,239	844	4.91	6,211
Measured & Indicated	45,679	3.21	26.5	0.94	4,714	38,888	949	5.06	7,431
Inferred	16,526	2.30	27.9	0.96	1,222	14,813	349	4.22	2,243

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (May 2014).
2.	The effective date of the estimates is December 31, 2024.
3.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2024.

4.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits.
5.	Mineral resources for all deposits are based on an underlying gold (“Au”) price of $1,650/oz, silver (“Ag”) price of $22/oz, and copper (“Cu”) price of $3.75/lb.
6.	Mineral resources are inclusive of mineral reserves (ex-stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.
8.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.	The estimate was prepared by Mrs. Rochelle Collins, P.Geo. (Ontario), Principal, Mineral Resources.

Notes to accompany Media Luna Underground mineral resources:

1.

Mineral resources for Media Luna Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at Media Luna Underground average 90% Au, 86% Ag, and 93% Cu.
4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.
5.	Media Luna Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany ELG Underground mineral resources:

1.	Mineral resources for ELG Underground are reported above a cut-off grade of 2.2 gpt AuEq. The assumed underground mining method is mechanized cut-and-fill.
2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5m sub-blocks.

3.	Average metallurgical recoveries are 90% Au, 86% Ag, and 93% Cu, accounting for recoveries with planned copper concentrator.
4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.
5.	ELG Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany EPO Underground mineral resources:

1.	Mineral resources for EPO Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.
2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at EPO average 87% Au, 85% Ag, and 92% Cu.
4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.
5.	EPO Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral resources:

1.	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.
2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

3.	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.
4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.
5.	ELG Open Pit AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627), accounting for underlying metal prices and metallurgical recoveries.

About the Los Reyes Gold and Silver Project

Los Reyes is a high-grade, low-sulphidation epithermal gold-silver project located in Sinaloa State, Mexico. On October 15, 2024, Prime announced an updated multi-million-ounce high-grade open pit and underground resource based on exploration drilling up to July 17, 2024. Since acquiring Los Reyes in 2019, Prime has spent more than $64 million on direct exploration activities and has completed over 221,000 metres of drilling to date.

On January 28, 2025, drilling was paused in response to a deterioration in the security situation in parts of Sinaloa, including the Los Reyes area. Drill rigs remain on site and drill contractors are on standby to resume drilling as soon as security improves. Prime will continue to work with local authorities to monitor the current situation.

October 15, 2024 Resource Statement1,2

(based on a $1950/oz gold price, $25.24/oz silver price, economic-constrained estimate)

Mining Method and Process	Class	Tonnage (kt)	Gold Grade (g/t)	Gold Contained (koz)	Silver Grade (g/t)	Silver Contained (koz)
Open Pit - Mill	Indicated	24,657	1.13	899	35.7	28,261
	Inferred	7,211	0.89	207	42.8	9,916
Underground	Indicated	4,132	3.02	402	152.4	20,243
	Inferred	4,055	2.10	273	78.6	10,247
Total Mill	Indicated	28,789	1.41	1,301	52.4	48,504
	Inferred	11,266	1.33	480	55.7	20,163
Open Pit - Heap Leach	Indicated	20,254	0.29	190	8.4	5,492
	Inferred	5,944	0.30	58	7.3	1,398
Total	Indicated	49,042	0.95	1,491	34.2	53,995
	Inferred	17,210	0.97	538	39.0	21,561

1.

Open Pit Resource estimates are based on economically constrained open pits generated using the Hochbaum Pseudoflow algorithm in Datamine’s Studio NPVS and the following optimization parameters (all dollar values are in US dollars):

•	$1,950/ounce gold price and $25.24/ounce silver price.

•	Mill recoveries of 95.6% and 81% for gold and silver, respectively.

•	Heap leach recoveries of 73% and 25% for gold and silver, respectively.

•	Pit slopes by area ranging from 42-47 degrees overall slope angle.

•	5% ore loss and 5% dilution factor applied to the 5 x 5 x 5m open pit resource block models.

•	Mining costs of $2.00 per tonne of waste mined and $2.50 per tonne of ore mined.

•	Milling costs of $16.81 per tonne processed.

•	Heap Leach costs of $5.53 per tonne processed.

•	G&A cost of $2.00 per tonne of material processed.

•	3% royalty costs and 1% selling costs were also applied.

•	A 0.17 g/t gold only cutoff was applied to ex-pit processed material (which is above the heap-leaching NSR cutoff).

2.

Underground Resource estimates are based on economically constrained stopes generated using Datamine’s Mineable Shape Optimizer (MSO) algorithm and the following optimization parameters (all dollar values are in US dollars):

•	$1,950/ounce gold price and $25.24/ounce silver price.

•	Mill recoveries of 95.6% and 81% for gold and silver, respectively.

•	Mechanized cut and fill mining with a $60.00 per tonne cost.

•	Diluted to a minimum 4m stope width with a 98% mining recovery.

•	G&A cost of $4.00 per tonne of material processed.

•	Milling costs of $16.81 per tonne processed.

•	3% royalty costs and 1% selling costs were also applied.

3.

Where mentioned, “residual open pits” assumes that any underground stopes are backfilled with zero grade material at two-thirds of the original rock density. Economic-constrained open pits are then estimated with this mined-out, backfilled material in the open pit block selective mining unit (“SMU”) model and assuming the resource parameters above.

4.	Mineral Resources are not Mineral Reserves (as that term is defined in the CIM Definition Standards) and do not have demonstrated economic viability.
5.	Refer to the Additional Notes section for further information.

Drilling and geological interpretation suggests that the three known main deposit areas (Guadalupe, Central and Z-T) are larger than previously reported. Potential also exists for new discoveries where mineralized trends have been identified outside of the currently defined resource areas. Historic operating results indicate that an estimated 1 million ounces of gold and 60 million ounces of silver were recovered from five separate operations at Los Reyes between 1770 and 1990. Prior to Prime’s acquisition, recent operators of Los Reyes had spent approximately US$20 million on exploration, engineering, and prefeasibility studies.

QA/QC Protocols and Sampling Procedures

Drill core at the Los Reyes project is drilled in predominantly HQ size (63.5 millimetres “mm”), reducing to NQ (47.6 mm) when required. Drill core samples are generally 1.50 m long along the core axis with allowance for shorter or longer intervals if required to suit geological constraints. After logging intervals are identified to be sampled, the core is cut and one half is submitted for assay.

Sample QA/QC measures include unmarked certified reference materials, blanks, and field duplicates as well as preparation duplicates are inserted into the sample sequence and make up approximately 8% of the samples submitted to the laboratory for each drill hole.

Samples are picked up from the Project by the laboratory personnel and transported to their facilities in Durango or Hermosillo, Mexico, for sample preparation. Sample analysis is carried out by Bureau Veritas and ALS Labs, with fire assay, including over limits fire assay re-analysis, completed at their respective Hermosillo, Mexico laboratories and multi-element analysis completed in Vancouver, Canada. Drill core sample preparation includes fine crushing of the sample to at least 70% passing less than 2 mm, sample splitting using a riffle splitter, and pulverizing a 250 gram split to at least 85% passing 75 microns.

Gold in diamond drill core is analyzed by fire assay and atomic absorption spectroscopy of a 30 g sample (code FA430 or Au-AA23). Multi-element chemistry is analyzed by 4-Acid digestion of a 0.25-gram sample split (code MA300 or ME-ICP61) with detection by an inductively coupled plasma emission spectrometer for a full suite of elements.

Gold assay techniques FA430 and Au-AA23 have an upper detection limit of 10 g/t. Any sample that produces an over-limit gold value via the initial assay technique is sent for gravimetric finish via method FA-530 or Au-GRA21. Silver analyses by MA300 and ME-ICP61 have an upper limit of 200 g/t and 100 g/t, respectively. Samples with over-limit silver values are re-analyzed by fire assay with gravimetric finish FA530 or Au-GRA21.

Both Bureau Veritas and ALS Labs are ISO/IEC accredited assay laboratories.

Additional Notes

Prime’s MRE as of October 15, 2024 is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) and in accordance with the requirements of NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Metres is represented by “m”; “etw” is Estimated True Width and is based on drill hole geometry or comparisons with other on-section drill holes; “Au” refers to gold, and “Ag” refers to silver; “g/t” is grams per metric tonne; some figures may not sum due to rounding; Composite assay grades presented in summary tables are calculated using a Au grade minimum average of 0.20 g/t or 1.0 g/t as indicated in “Au Cut-off” column of Summary Tables. Maximum internal waste included in any reported composite interval is 3.00 m. The 1.00 g/t Au cut-off is used to define higher-grade “cores” within the lower-grade halo.

Additional details are available in the associated Technical Report with effective date of October 15, 2024, filed on November 27, 2024 with amended filing on June 27, 2025.

QUALIFIED PERSONS

The mineral resource estimate for Torex’s Morelos Complex was prepared by Rochelle Collins, P.Geo., Principal, Mineral Resource Geologist with Torex, who is a “qualified person” as defined by NI 43-101.

The scientific and technical information in this press release pertaining to the mineral resources of Prime Mining has been reviewed and approved by Scott Smith, P.Geo., Executive Vice President of

Exploration with Prime Mining, who is a “qualified person” as defined by NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, including statements regarding the plans, intentions, beliefs and current expectations of Torex and Prime Mining with respect to future business activities and operating performance. Forward-looking statements are statements that are not historical facts which address events, results, outcomes, or developments that Torex or Prime Mining expect to occur. Forward-looking statements are statements that are not historical facts and are often identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur, and include information regarding: the Transaction, including the timing, satisfaction of closing conditions, consummation and terms of the Transaction, including the consideration thereunder and benefits derived therefrom; the perceived merit of Prime Mining’s properties, including additional exploration potential of Los Reyes; the anticipated significant free cash flow generation as Media Luna continues to ramp up operations; the proposed acquisition of Reyna Silver; potential quantity and/or grade of minerals; the potential size of the mineralized zone; metallurgical recoveries; Torex’s and Prime Mining’s exploration and development plans in Mexico; and Torex’s key strategic objectives, which are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

Forward-looking statements are based on the beliefs, estimates and opinions of Torex and Prime Mining management on the date the statements are made. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold, silver and copper; the accuracy of mineral resource estimations; that there will be no material adverse change affecting Prime Mining or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting Prime Mining or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements also involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of mineral resource estimates, including but not limited to changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19 and other future pandemics, delays in or failure to receive access agreements, on-going receipt of amended and/or operating permits, risks inherent in the estimation of mineral resources; and risks associated with executing Torex’s and Prime Mining’s objectives and strategies, including costs and expenses, physical access to the property, security risks, availability of contractors and skilled labour, as well as those risk factors discussed in the Torex Technical Report, Prime Mining Technical Report, Torex’s and Prime Mining’s respective annual information forms, Torex’s financial statements and related MD&A for the financial year ended December 31, 2024, and Prime Mining’s financial statements and related MD&A for the financial year ended December 31, 2024, all filed with the securities regulatory authorities in certain provinces of Canada and available under each of Torex’s and Prime Mining’s respective profile at www.sedarplus.ca. The risk factors are not exhaustive of the factors that may affect Torex’s and Prime Mining’s forward-looking statements.

Torex’s and Prime Mining’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management of Torex and Prime Mining at such time. Torex and Prime Mining do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, undue reliance should not be placed on forward-looking statements.

Neither Torex nor Prime Mining undertakes to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Torex Technical Report, AIF, and financial statement and related MD&A are filed on SEDAR+ at www.sedarplus.ca and on Torex’s website at www.torexgold.com. The Prime Mining Technical Report, AIF, and financial statement and related MD&A are filed on SEDAR+ at www.sedarplus.ca and on Prime Mining’s website at www.primeminingcorp.ca.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, Prime Mining is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, Prime Mining’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Prime Mining prepared the information under the standards adopted under the SEC Modernization Rules.

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